UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Final Amendment)

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND

(Name of Subject Company (Issuer)

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND

(Names of Filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,

Par Value $0.001 per share

(Title of Class of Securities)

66707F103

66707F202

66707F301

(CUSIP Number of Class of Securities)

Daniel R. Gilbert
Chief Executive Officer and President
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Clifford R. Cone, Esq.	Sandra M. Forman, Esq.
Jefferey D. LeMaster, Esq.	Colony NorthStar, Inc.
Clifford Chance US LLP	399 Park Avenue, 18 th Floor
31 West 52nd Street	New York, New York 10022
New York, New York 10019	(212) 547-2600
(212) 878-8000

August 31, 2017

(Date of Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$80,190*	$9.30**

*

Estimated for purposes of calculating the filing fee only.

**The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9.30
Form or Registration No.: Schedule TO
Filing Party: NorthStar Real Estate Capital Income Fund
Date Filed: August 31, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 31, 2017 by NorthStar Real Estate Capital Income Fund, a Delaware statutory trust (the “Fund”), in connection with the offer by the Fund to purchase up to up 9,000 shares of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents approximately 5.0% of the weighted average number of Shares outstanding in the previous full calendar quarter prior to the date upon which the notification to repurchase Shares was provided to Shareholders). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Repurchase, dated August 31, 2017, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 4:00 P.M., Eastern Time, on October 6, 2017, and no Shares were tendered pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Fund had offered to repurchase any Shares validly tendered and not withdrawn (subject to the limitations noted above) at a price equal to $9.01 per Share (an amount equal to the net asset value per Share as of the date of repurchase).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND

By:	/s/ Daniel R. Gilbert
	Name:	Daniel R. Gilbert
	Title:	Chairman, Chief Executive Officer and President